UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 22, 2024: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024.

The information contained in this Report and the exhibit hereto, excluding the comments attributed to the Partnership’s Chief Executive Officer, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2024

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

ATHENS – November 22, 2024 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and nine months ended September 30, 2024.

Nine months Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $37.5 million and $0.75, respectively;

•

Adjusted Net Income(1) of $39.2 million and Adjusted Earnings per common unit(1)  (basic and diluted) of $0.80;

•

Adjusted EBITDA(1)  $86.5 million; and

•

100% fleet utilization(2).

Quarter Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $15.1 million and $0.32, respectively;

•

Adjusted Net Income(1) of $14.5 million and Adjusted Earnings per common unit(1)  (basic and diluted) of $0.30;

•

Adjusted EBITDA(1)  $28.9 million;

•

100% fleet utilization(2); and

•

Declared and paid a cash distribution of $0.5625 per unit on the Partnership’s Series A Preferred Units (NYSE: “DLNG PR A”) for the period from May 12, 2024 to August 11, 2024 and $0.714537806 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from May 22, 2024 to August 21, 2024.

 (1) Adjusted Net Income, Adjusted Earnings per common unit and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B for additional information on how we calculate fleet utilization.

Subsequent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from August 12, 2024 to November 11, 2024, which was paid on November 12, 2024 to all Series A Preferred unitholders of record as of November 5, 2024; and

•

Declared a quarterly cash distribution of $0.69999031 on the Partnership’s Series B Preferred Units for the period from August 22, 2024 to November 21, 2024, which is payable on November 22, 2024 to all Series B Preferred unitholders of record as of August 15, 2024.

•

The Partnership’s Board of Directors has declared a quarterly cash distribution with respect to the quarter ended September 30, 2024, of  $ 0.049 per common unit.  This cash distribution will be paid on or about December 12, 2024, to all common unitholders of record as of the close of business on December 9, 2024. The declaration and payment of cash distributions to the Partnership’s unitholders will be subject at all times to the discretion of the Partnership’s Board of Directors.  The timing and amount of distributions to common unitholders, if any, will depend on the Partnership’s, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its financing agreements, the provisions of Marshall Islands law affecting the payment of distributions, and other factors. For more information on the Partnership’s cash distribution policy, please see its most recent Annual Report on Form 20-F.

•

On November 21, 2024, the Partnership’s Board of Directors authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the next 12 months (the “Program”).  Repurchases of common units under the Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended.  The amount and timing of any repurchases made under the Program will be in the sole discretion of the Partnership’s management team, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Program does not obligate the Partnership to repurchase any dollar amount or number of common units, and the Program may be suspended or discontinued at any time at the Partnership’s discretion.

CEO Commentary:

We are pleased to report the financial results for the three months ended September 30, 2024.

In the third quarter of 2024, we reported a Net Income of $15.1 million, with earnings per common unit of $0.32. Adjusted EBITDA and Adjusted Net Income reached $28.9 million and $14.5 million respectively.

All six LNG carriers in our fleet are currently operating under long-term charters with international gas companies. These contracts have an average remaining term of 6.2 years. Assuming no unforeseen events, the Partnership expects no vessel availability until 2028. As of November 22, 2024, our estimated contract backlog stands at approximately $1.01 billion, equating to an average of about $168 million per vessel.

We are pleased to announce the reinstatement of a quarterly cash distribution to our common unitholders, which reflects our strong cash flow and improved balance sheet. This is a significant milestone for the Partnership after a period during which the Partnership was unable to pay distributions to its common unitholders due to previous financing restrictions which no longer exist after the successful completion of our refinancing in June 2024 on improved terms.

In addition to the cash distribution to our common unitholders, we are pleased with the Board’s authorization of a common unit repurchase program to buy back up to an aggregate of $10 million of the Partnership’s outstanding common units over the next 12 months. We believe it is in the interest of our common unitholders that the Partnership has the authorization to repurchase common units as part of our capital allocation strategy.

Our capital allocation strategy aims not only to return capital to our unitholders but also to strategically position the Partnership for growth, with the flexibility to efficiently allocate capital depending on the circumstances. Our objective is to position the Partnership to capitalize on future market opportunities across not only our core business of LNG carriers but also in other shipping sectors.  Moving forward, our priorities remain to provide safe, reliable service to our customers and to effectively allocate capital for the benefit of our common unitholders.

Our robust financial position, highlighted by 100% of our fleet being under time charter until 2028 and the absence of debt maturities until 2029, positions us well for this initiative. Additionally, the current trading price of our common units, which is approximately 45% below our book value, presents a favorable opportunity for value creation through these repurchases.  While approving the repurchase program, we carefully considered a variety of factors, including the need to balance returns to our common unitholders with the efficient use of capital for future opportunities while acknowledging the uncertain geopolitical landscape and regulatory environments.

As with our cash distribution to common unitholders, the common unit repurchase program is a significant part of our capital allocation strategy and underscores our confidence in the Partnership and commitment to maximizing value for our unitholders.

 Russian Sanctions Developments

Due to the ongoing Russian conflict with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today’s date:

•

Current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and, to the Partnership’s knowledge, its counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations; and

•

Sanctions legislation continually changes, and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time.  The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine conflict more generally, will not have a significant impact on its business, financial condition or results of operations. Please see the section of this press release entitled “Forward Looking Statements.”

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Voyage revenues	$39,069	37,012	114,739	111,928
Net Income	$15,054	1,380	37,512	25,410
Adjusted Net Income (1)	$14,477	3,133	39,216	15,494
Operating income	$19,836	9,394	57,994	47,036
Adjusted EBITDA(1)	$28,901	20,384	86,465	66,963
Earnings per common unit	$0.32	(0.04)	0.75	0.45
Adjusted Earnings per common unit (1)	$0.30	0.01	0.80	0.18

(1) Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended September 30, 2024 and 2023 Financial Results

Net Income for the three months ended September 30, 2024 was $15.1 million as compared to $1.4 million for the corresponding period of 2023, which represents an increase of $13.7 million, or 978.6%. The increase in Net Income for the three months ended September 30, 2024 compared to the corresponding quarter of 2023 was mainly attributable to: (i) the increase in voyage revenues and decrease in vessel operating expenses, as explained below, (ii) the decrease in interest and finance costs, as explained below, (iii) the decrease in the vessels’ dry-docking and special survey costs and (iv) non-recurring other income earned this quarter from insurance claims received for damages incurred in prior years. The above increase in Net Income was partially counterbalanced by the decrease in interest rate swap gains and the decrease in Revenues from contracts which were received by charterers in accordance with time charter agreements, for the dry-docking and special survey costs of certain of the Partnership’s vessels, which was completed in the three months to September 30, 2023.

Adjusted Net Income (a non- GAAP financial measure) for the three months ended September 30, 2024 was $14.5 million compared to $3.1 million for the corresponding period of 2023, which represents a net increase of $11.4 million, or 367.7%.  This increase is mainly attributable to the increase in the cash voyage revenues (as explained below) and the decrease of the vessels’ operating expenses, as well as the decrease of interest and finance costs compared to the corresponding period of 2023, which excludes the effect of the realized gain of $5.3 million on the interest rate swap in the period. The interest rate swap matured on September 18, 2024.

Voyage revenues for the three months ended September 30, 2024 were $39.1 million as compared to $37.0 million for the corresponding period of 2023, which represents a net increase of $2.1 million or 5.7% which is mainly attributable to the increase in the revenues of the Arctic Aurora following its new time charter party agreement with Equinor ASA, which commenced in September 2023.

The Partnership reported average daily hire gross of commissions(1) of approximately $72,800 per day per vessel for the three-month period ended September 30, 2024, compared to approximately $68,800 per day per vessel for the corresponding period of 2023. The Partnership’s vessels operated at 100% fleet utilization during the three-month period ended September 30, 2024 and at 99.8% fleet utilization during the corresponding period in 2023.

Vessel operating expenses were $8.1 million, which corresponds to a daily rate per vessel of $14,656 for the three-month period ended September 30, 2024, as compared to $10.6 million, or a daily rate per vessel of $19,288, in the corresponding period of 2023. This decrease is mainly attributable to lower planned technical maintenance on the Partnership’s vessels in the three- month period ending September 30, 2024 compared to the corresponding period in 2023.

Adjusted EBITDA (a non- GAAP financial measure) for the three months ended September 30, 2024 was $28.9 million, as compared to $20.4 million for the corresponding period of 2023. The increase of $8.5 million, or 41.7%, was mainly attributable to the abovementioned increase in cash voyage revenues of the Arctic Aurora and the decrease in the operating expenses.

Net Interest and finance costs were $6.3 million in the three months ended September 30, 2024 as compared to $9.2 million in the corresponding period of 2023, which represents a decrease of $2.9 million, or 31.5%, mainly due to the reduction in interest-bearing debt in the three months ended September 30, 2024, compared to the corresponding period in 2023, resulting from the refinancing of the Partnership’s indebtedness in June 2024.

For the three months ended September 30, 2024, the Partnership reported basic and diluted Earnings per common unit and Adjusted Earnings per common unit, (a non- GAAP financial measure) of $0.32 and $0.30, respectively, after taking into account the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net Income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, were calculated on the basis of a weighted average number of 36,802,247 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of certain adjustments presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period on period comparisons shown in this section are derived from the condensed financials presented below.

(1) Average daily hire gross of commissions is a non-GAAP financial measure and represents voyage revenue excluding the non-cash time charter deferred revenue amortization, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended September 30, 2024, the Partnership generated net cash from operating activities of $25.6 million as compared to $21.8 million in the corresponding period of 2023, which represents an increase of $3.8 million, or 17.4% mainly as a result of the increase in the adjusted EBITDA net of working capital changes and the decrease of interest and finance costs.

As of September 30, 2024, the Partnership reported total cash of $52.0 million. The Partnership’s outstanding financial liabilities as of September 30, 2024 under the Sale and Leaseback with China Development Bank Financial Leasing Co. Ltd. amounted to $333.9 million, gross of unamortized deferred loan fees, which is repayable within approximately ten years.

Vessel Employment

As of September 30, 2024, the Partnership had estimated contracted time charter coverage(1) for 100%, 100% and 100%  of its fleet estimated Available Days (as defined in Appendix B) for 2024, 2025, and 2026, respectively.

As of the same date, the Partnership’s estimated contracted revenue backlog (2) (3) was $1.03 billion, with an average remaining contract term of 6.3 years.

(1) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) $0.11 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal Trade Pte. Ltd., which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessel’s operating costs.

Slides Presentation:

The slide presentation on the third quarter ended September 30, 2024 financial results will be available in PDF format, accessible on the Partnership's website www.dynagaspartners.com.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a master limited partnership that owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking statements are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply of and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, or international hostilities, including the Israel-Gaza conflict and potential spillover effects throughout the Middle East, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, such as COVID-19 and its variants, the impact of public health threats and outbreaks of other highly communicable diseases, the amount of cash available for distribution, and other factors. Due to the ongoing war between Russia and Ukraine, the United States, United Kingdom, the European Union, Canada, and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time. Although currently there has been no material impact on the Partnership, potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system that would negatively affect payments under the Partnership’s existing vessel charters; (2) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (3) a general deterioration of the Russian economy. In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition, or results of operations.

Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
REVENUES
Voyage revenues	$39,069	$37,012	$114,739	$111,928
Revenues from contracts with customers	—	11,602	—	11,602

EXPENSES
Voyage expenses (including related party)	(837)	(1,176)	(2,545)	(2,694)
Vessel operating expenses	(8,090)	(10,647)	(23,511)	(26,037)
Dry-docking and special survey costs	—	(17,260)	—	(17,650)
General and administrative expenses (including related party)	(565)	(478)	(1,679)	(1,470)
Management fees -related party	(1,659)	(1,611)	(4,940)	(4,779)
Depreciation	(8,082)	(8,048)	(24,070)	(23,864)
Operating income	19,836	9,394	57,994	47,036
Interest and finance costs, net	(6,342)	(9,203)	(23,179)	(27,605)
Loss on debt extinguishment	—	—	(331)	(154)
Gain on derivative instruments	87	1,195	1,755	6,218
Other, net	(129)	(6)	(219)	(85)
Other income	1,602	—	1,492	—
Net income	$15,054	$1,380	$37,512	$25,410
Earnings/ (Losses) per common unit (basic and diluted)	$0.32	$(0.04)	$0.75	$0.45
Weighted average number of units outstanding, basic and diluted:
Common units	36,802,247	36,802,247	36,802,247	36,802,247

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2024 (unaudited)	December 31, 2023 (unaudited)
ASSETS:
Cash and cash equivalents	$52,021	$73,752
Derivative financial instrument	—	15,631
Due from related party (current and non-current)	3,497	1,350
Other assets	11,894	20,817
Vessels, net	773,294	797,363
Total assets	$840,706	$908,913

LIABILITIES
Total long-term debt, net of deferred financing costs	$331,617	$419,584
Total other liabilities	32,388	39,534
Due to related party (current and non-current)	699	1,555
Total liabilities	$364,704	$460,673

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at September 30, 2024 and December 31, 2023)	129	102
Common unitholders (36,802,247 units issued and outstanding as at September 30, 2024 and December 31, 2023)	349,159	321,424
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2024 and December 31, 2023)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at September 30, 2024 and December 31, 2023)	53,498	53,498
Total partners’ equity	$476,002	$448,240

Total liabilities and partners’ equity	$840,706	$908,913

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from Operating Activities:
Net income:	$15,054	$1,380	$37,512	$25,410
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,082	8,048	24,070	23,864
Amortization of deferred financing fees	146	409	880	1,271
Deferred revenue amortization	1,058	(2,765)	4,458	(10,062)
Amortization and write-off of deferred charges	54	55	162	162
Loss on debt extinguishment	—	—	331	154
Gain on derivative financial instrument	(87)	(1,195)	(1,755)	(6,218)
Dry-docking and special survey costs	—	17,260	—	17,650
Changes in operating assets and liabilities:
Trade accounts receivable	(343)	7,959	(125)	(548)
Prepayments and other assets	(892)	(616)	4,158	(5,653)
Inventories	(91)	1,160	(109)	151
Due from/ to related parties	(950)	244	(3,003)	(770)
Deferred charges	69	66	(52)	—
Trade accounts payable	849	(1,151)	(888)	(178)
Accrued liabilities	2,526	1,325	1,713	497
Unearned revenue	117	(10,407)	(7,649)	(1,524)
Net cash from Operating Activities	$25,592	$21,772	$59,703	$44,206

Cash flows from Investing Activities
Ballast water treatment system installation	—	(1,343)	(27)	(1,429)
Net cash used in Investing Activities	$—	$(1,343)	$(27)	$(1,429)

Cash flows from Financing Activities:
Distributions declared and paid	(3,259)	(2,891)	(9,750)	(8,672)
Proceeds from long- term debt and other financial liabilities	—	—	344,975	—
Repayment of long-term debt	(11,042)	(12,000)	(431,684)	(67,270)
Receipt of derivative instruments	5,286	6,475	17,521	18,208
Payment of deferred finance fees	(121)	—	(2,469)	—
Net cash used in Financing Activities	$(9,136)	$(8,416)	$(81,407)	$(57,734)

Net increase / (decrease) in cash and cash equivalents	16,456	12,013	(21,731)	(14,957)
Cash and cash equivalents at beginning of the period	35,565	52,898	73,752	79,867
Cash and cash equivalents at end of the period	$52,021	$64,911	$52,021	$64,911

APPENDIX B

Fleet Statistics and Reconciliation of U.S. GAAP Financial Information to Non- GAAP Financial Information

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2024	2023	2024	2023
	(unaudited)		(unaudited)
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6.0	6	6.0	6
Calendar Days (2)	552.0	552.0	1,644.0	1,638.0
Available Days (3)	552.0	497.8	1,644.0	1,583.8
Revenue earning days (4)	552.0	496.8	1,644.0	1,537.4
Time Charter Equivalent rate(5)	$69,261	$71,989	$68,245	$68,970
Fleet Utilization (4)	100.0%	99.8%	100.0%	97.1%
Vessel daily operating expenses (6)	$14,656	$19,288	$14,301	$15,896

     (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

       (2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

      (3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning- repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings, or special or intermediate surveys.

      (5)  Time charter equivalent rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the three months ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$39,069	$37,012	$114,739	$111,928
Voyage Expenses *	(837)	(1,176)	(2,545)	(2,694)
Time Charter equivalent revenues	$38,232	$35,836	$112,194	$109,234
Available Days	552.0	497.8	1,644.0	1,583.8
Time charter equivalent (TCE) rate	$69,261	$71,989	$68,245	$68,970

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2024	2023	2024	2023
	(unaudited)		(unaudited)

Net income	$15,054	$1,380	$37,512	$25,410
Net interest and finance costs (1)	6,342	9,203	23,179	27,605
Depreciation	8,082	8,048	24,070	23,864
Loss on Debt extinguishment	—	—	331	154
Gain on derivative financial instrument	(87)	(1,195)	(1,755)	(6,218)
Class survey costs net of Revenues from contracts with customers	—	5,658	—	6,048
Amortization of deferred revenue	1,058	(2,765)	4,458	(10,062)
Amortization and write-off of deferred charges	54	55	162	162
Other income (2)	(1,602)	—	(1,492)	—
Adjusted EBITDA	$28,901	$20,384	$86,465	$66,963

(1) Includes interest and finance costs and interest income, if any.

(2) Includes other income from insurance claims for damages incurred prior years

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), dry-docking and special survey costs and other non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2024	2023	2024	2023
	(unaudited)		(unaudited)

Net Income	$15,054	$1,380	$37,512	$25,410
Amortization of deferred revenue	1,058	(2,765)	4,458	(10,062)
Amortization and write- off of deferred charges	54	55	162	162
Class survey costs net of revenue from contracts with customers	—	5,658	—	6,048
Loss on Debt extinguishment	—	—	331	154
Gain on derivative financial instrument	(87)	(1,195)	(1,755)	(6,218)
Other income	(1,602)	—	(1,492)	—
Adjusted Net Income	$14,477	$3,133	$39,216	$15,494
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(3,271)	(2,903)	(9,779)	(8,691)
Common unitholders’ interest in Adjusted Net Income	$11,206	$230	$29,437	$6,803
Weighted average number of common units outstanding, basic and diluted:	36,802,247	36,802,247	36,802,247	36,802,247
Adjusted Earnings per common unit, basic and diluted	$0.30	$0.01	$0.80	$0.18

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of deferred charges, class survey costs and changes in the fair value of derivative financial instruments. Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Net Income available to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Net income available to common unitholders is useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.